UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD.
(Translation of registrant’s name into English)
Gilboa Street, Airport City Ben Gurion Airport 7010000, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SodaStream International Ltd. (the “Company”) hereby announces that the shareholders of the Company approved all of the proposals brought before the Annual General Meeting of Shareholders held on December 23, 2013 by the requisite majorities in accordance with the Israeli Companies Law, 5759-1999. As described in the Company’s proxy statement, the shareholders resolved:

1.	To reelect Mr. Yuval Cohen as a Class II director of the Company to hold office until the annual meeting of shareholders to be held in 2015.

2.	To reelect Mr. David Morris as a Class III director of the Company to hold office until the annual meeting of shareholders to be held in 2016.

3.	To reelect Mr. Eytan Glazer as an external director of the Company, to hold office for a three-year term commencing February 8, 2014 and ending on February 7, 2017.

4.	To reelect Ms. Lauri A. Hanover as an external director of the Company, to hold office for a three-year term commencing February 8, 2014 and ending on February 7, 2017.

5.	To approve the Company’s compensation policy for its office holders.

6.	To approve an increase in the number of ordinary shares reserved and available for issuance under the Company’s 2010 Employee Share Option Plan by 290,000 ordinary shares.

7.	To approve the grant of options to the Company’s non-employee directors, including its external directors.

8.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2013 and until the next annual meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.

9,936,072 ordinary shares, representing approximately 47.6% of the issued and outstanding ordinary shares as of the record date, were voted at the meeting.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299) and on August 16, 2013 (Registration No. 333-190655).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: December 23, 2013	By:	/s/ Eyal Shohat
Name: Eyal Shohat Title: Chief Legal Officer